United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

36Kr Holdings Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

88429K 10 3**
(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**	This CUSIP number applies to the Issuer’s American depositary shares, each representing 25 Class A ordinary shares.

CUSIP No. 88429K 10 3	13G	Page 2 of 4 Pages

1		Names of Reporting Person Zhang Yinghao
2	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable	(a) ☐
(b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 63,904,000 Class A ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 63,904,000 Class A ordinary shares(1)
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 63,904,000 Class A ordinary shares(1)
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row (9)

7.3% of Class A ordinary shares (or 6.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)(2)

12		Type of Reporting Person (See Instructions) IN

(1)    Represents 2,556,160 American depositary shares (“ADSs”), each representing 25 Class A ordinary shares of 36Kr Holdings Inc. (the “Issuer”) distributed by Qianren LP to the reporting person on October 3, 2022. Qianren LP is a limited partnership registered in the British Virgin Islands in which Palopo Holding Limited is the sole general partner and the reporting person is a limited partner.

(2)    The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 974,468,470 ordinary shares, consisting of 878,385,770 Class A ordinary shares and 96,082,700 Class B ordinary shares, of the Issuer issued and outstanding as of December 31, 2022, based on information provided by the Issuer.

CUSIP No. 88429K 10 3	13G	Page 3 of 4 Pages

ITEM 1. ISSUER

(a) NAME OF ISSUER

36Kr Holdings Inc.

(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue, Chaoyang District, Beijing, People’s Republic of China, 100026

ITEM 2 FILING PERSON

(a) NAME OF PERSON FILING:

Zhang Yinghao

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Guanqiao Jiaolongwan Park, Wanjiang District, Dongguan City, Guangdong Province, People’s Republic of China, 523000

(c) CITIZENSHIP:

People’s Republic of China

(d) TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(e) CUSIP NUMBER:

88429K 10 3

CUSIP number 88429K 10 3 has been assigned to the ADSs of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “KRKR”.

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4 OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the reporting person filing this Statement is provided as of December 31, 2022:

(a)	AMOUNT BENEFICIALLY OWNED:

See Row 9 and the corresponding footnotes on the cover page for the reporting person.

(b)	PERCENT OF CLASS:

See Row 11 and the corresponding footnotes on the cover page for the reporting person.

CUSIP No. 88429K 10 3	13G	Page 4 of 4 Pages

(c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)	SOLE POWER TO VOTE OR DIRECT THE VOTE:

See Row 5 and the corresponding footnotes on the cover page for the reporting person.

(ii)	SHARED POWER TO VOTE OR DIRECT THE VOTE:

See Row 6 and the corresponding footnotes on the cover page for the reporting person.

(iii)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

See Row 7 and the corresponding footnotes on the cover page for the reporting person.

(iv)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

See Row 8 and the corresponding footnotes on the cover page for the reporting person.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10. CERTIFICATION.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023
Zhang Yinghao

	By:	/s/ Zhang Yinghao
	Name:	Zhang Yinghao